Exhibit (d)(14)(ii)

EQ ADVISORS TRUST

AMENDMENT NO. 1 TO THE

INVESTMENT SUB-ADVISORY AGREEMENT

AMENDMENT NO. 1 effective as of June 18, 2021 (“Amendment No. 1) to the Investment Sub-Advisory Agreement dated July 16, 2020 between Equitable Investment Management Group, LLC, a Delaware limited liability company (“EIM” or “Adviser”) and Franklin Mutual Advisers, LLC a Delaware limited liability company (“Franklin Mutual” or “Sub-Adviser”), (the “Agreement”).

EIM and Franklin Mutual agree to modify the Agreement as follows:

1.	Removed Portfolio. Effective June 18, 2021 all references to the EQ/Franklin Balanced Managed Volatility Portfolio are hereby removed from the Agreement.

2.

Appendix A. Appendix A to the Agreement setting forth the Portfolios of the Trust for which the Sub-Adviser is appointed as the investment adviser and the fee payable to the Sub-Adviser with respect to the Portfolios is hereby replaced in its entirety by Appendix A attached hereto.

IN WITNESS WHEREOF, the Parties have executed and delivered this Amendment No. 1 effective as of the date first set forth above.

EQUITABLE INVESTMENT MANAGEMENT GROUP, LLC		FRANKLIN MUTUAL ADVISERS, LLC

By:	/s/ Kenneth Kozlowski	By:	/s/ Christian Correa
	Kenneth Kozlowski		Name: Christian Correa
	Director, Executive Vice President and Chief Investment Officer		Title: President, Franklin Mutual Advisers, LLC

APPENDIX A

AMENDMENT NO. 1

TO

INVESTMENT SUB-ADVISORY AGREEMENT

The Adviser shall pay the Sub-Adviser monthly compensation computed daily at an annual rate equal to the following:

Portfolio	Annual Advisory Fee Rate**

EQ/Franklin Small Cap Value Managed Volatility Portfolio*

0.60% of the Sub-Adviser Allocation Portion’s average daily net assets up to and including $200 million;

0.52% of the Sub-Adviser Allocation Portion’s average daily net assets in excess of $200 million and up to and including $500 million;

0.50% of the Sub-Adviser Allocation Portion’s average daily net assets in excess of $500 million.

*

Fee to be paid with respect to this Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Sub-Adviser, which may be referred to as the “Sub-Adviser Allocation Portion.”

**

For purposes of determining the annual sub-advisory fee rate pursuant to this Appendix A, the assets of the EQ/Franklin Small Cap Value Managed Volatility Portfolio shall be aggregated with the assets of the EQ/Franklin Strategic Income Portfolio and EQ/Franklin Rising Dividends Portfolio (portions allocated to affiliates of the Sub-Adviser) (collectively, the “Related Portfolios”). The aggregated assets will be applied in the above schedule and the resulting effective rate shall be applied to the actual assets of the EQ/Franklin Small Cap Value Managed Volatility Portfolio to determine the annual sub-advisory fee rate. The daily sub-advisory fee for the Sub-Adviser Allocation Portion is calculated by multiplying the aggregate net assets of the allocated portion of the Related Portfolios at the close of the immediately preceding business day by the Annual Sub-Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year.